Exhibit 99.1

Scotiabank announces NVCC Subordinated Debentures Offering

/NOT FOR DISTRIBUTION OR DISSEMINATION IN THE UNITED STATES/

TORONTO, June 25, 2019 /CNW/ - The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") today announced an offering of $1.5 billion of 2.836% Subordinated Debentures (Non-Viability Contingent Capital (NVCC) due 2029 (the "Debentures") pursuant to its July 25, 2018 base shelf prospectus.

The Debentures, to be sold through an agency syndicate led by Scotiabank Global Banking & Markets, are expected to be issued on July 3, 2019. Interest will be payable semi-annually from the date of issue until July 3, 2024 at 2.836% per annum. From July 3, 2024 to maturity on July 3, 2029, if not redeemed, the Debentures will pay a quarterly coupon at a rate of the three-month bankers' acceptance plus 1.18%, beginning October 3, 2024.

On or after July 3, 2024, Scotiabank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Debentures, in whole at any time or in part from time to time on not less than 30 nor more than 60 days' prior notice, at a redemption price of par plus accrued and unpaid interest.

Net proceeds from this transaction will be used for general banking purposes.

Scotiabank intends to file, in Canada, a prospectus supplement to its July 25, 2018 base shelf prospectus.  A copy of this document as well as the base shelf prospectus can be obtained at www.sedar.com.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws and, subject to certain exceptions, may not be offered, sold, or delivered directly or indirectly, within the United States of America, its territories and possessions or to, or for the account or benefit of, U.S. persons. This release does not constitute an offer to sell or a solicitation to buy the Debentures in the United States.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 99,000 employees and assets of over $1 trillion (as at April 30, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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For further information: For Investor Relations enquiries: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com; For media enquiries only: Clancy Zeifman, Global Communications, (416) 520-3906, clancy.zeifman@scotiabank.com

CO: Scotiabank

CNW 17:14e 25-JUN-19